Exhibit 99.3


A Closer Look at ASML:  presentation to analysts

Slide 1

Picture omitted

                          A CLOSER LOOK AT ASML






September 26-27, 2002






                                                                       ASML



SLIDE 2

Picture omitted

TWINSCAN




SLIDE 3

Outline

o        Introduction
o        Twinscan Roadmap
o        Dual stage technology
o        Productivity
o        Twinscan dual stage performance
o        Conclusion




SLIDE 4

Outline

o        Introduction
o        Twinscan Roadmap
o        Dual stage technology
o        Productivity
o        Twinscan dual stage performance
o        Conclusion



SLIDE 5

Graph omitted

Moore's law   Cost per bit (DRAM)

o        Cost reduction
o        Bits: Factor of 10 in 3.5 year
o        Die: Factor 3.15 in 3.5 year


o        Moore's law:      Cost
o        Moore's law:      Output
o        Moore's law:      Shrink




SLIDE 6

Graph omitted

300mm Output vs Cost


o Productivity and capital investment are main components in CoO control





o Similar wafer throughput needed for 300mm as on 200mm for significant cost reduction




SLIDE 7

Customer requirements at 300 mm

o        Don't you also need: maximum Yield

         o  Accurate alignment information to improve overlay?

         o  Better focus & leveling to maximize edge die yield?

         o  Imaging performance to enable higher resolutions?





SLIDE 8

Graph omitted

Shrink

Res. (halfpitch, nm)

Overlay (nm)

UDoF (nm)




SLIDE 9


Customer requirements at 300 mm

o        End

         o  Availability of technology at the right time

         o  Reliable production solution

         o  Extendibility





SLIDE 10

Outline

o        Introduction
o        Twinscan Roadmap
o        Dual stage technology
o        Productivity
o        Twinscan dual stage performance
o        Conclusion




SLIDE 11

ASML Twinscan Product Introduction


o        Twinscan, platform introduced in 2000 as single stage

         o  First system 150nm resolution

         o Single stage systems used as early learning for external interfaces and general platform performance

o        Twinscan, dual stage, modular design platform introduced in 2001

         o  First dual stage application

               o  Productivity

               o  Accuracy

         o  First product 130nm, design ready for <70nm

         o  Easy new product introduction

         o  Fast ramp-up of new technology




SLIDE 12

Graph omitted

ASML 300mm Dual stage Product Roadmap





SLIDE 13

Graph omitted

Number of planned 300mm fabs


Number of new fabs

Twinscan introduction

Dual stage introduction


ASML twinscan ready before 300mm fab ramp up





SLIDE 14

Photograph omitted

High NA ArF Projection Lens




SLIDE 15

Graph omitted

ASML 300mm Product Roadmap


AT: . . .

HIGH NAF 2

MS VII NA=0.75

AT:1100  NA=0.75

AT:850  NA=0.80

AT:750  NA=0.70

AT:400  NA=0.65





SLIDE 16

Tool Introduction

        MSVII                                          ATT: . .

o      Q2 2003                                o     2004

o      Full Field tool                        o     Production tool
                                                    for 70nm node
       Process Development
       for early 157nm learning

Pictures omitted





SLIDE 17

Outline


o        Introduction
o        Twinscan Roadmap
o        Dual stage technology
o        Productivity
o        Twinscan dual stage performance
o        Conclusion




SLIDE 18

Twinscan dual stage technology Better/Faster/Smaller


o        BETTER technology leads to higher yield

         o  World class imaging, productivity and overlay

o        FASTER systems reduce cost per die

         o  More die/300mm-wafer reduces overhead per die

o        SMALLER features reduce cost per function

         o  Improved resolution and alignment

o        OVERALL more good die per day




SLIDE 19

Introducing a Second Wafer Stage

o        Throughput is increased significantly

         o  Taking overhead activities out of the critical path

o        Metrology position for overhead activities and accuracy

         o  Wafer loading and unloading

         o  Leveling and alignment data collection

o        Exposure position for high throughput

         o Continuous wafer exposure using pre-collected and processed data from the metrology position





SLIDE 20

Graph omitted

Dual Stage Productivity Advantage

0 Seconds                                           60 Seconds


                             Single Stage Cycle

                                         57 Seconds = 63 wph

         26 Sec.           15 Sec.          16 Sec.


                             Dual Stage Cycle

Metrology
Operation          32 Sec.                36 Seconds = 100 wph


Exposure
Operation     5 Sec.   15 Sec.    16 Sec.


                          6X More Alignment Data
                          + Full Wafer Height Map





SLIDE 21

Graph omitted

Dual Stage Metrology Advantage


0 Seconds                                                    60 Seconds


                             Single Stage Cycle


                                                       30 Seconds = 120 wph

4 Sec.   13 Sec.    13 Sec.

   No time for metrology


                            Dual Stage Cycle


Metrology
Operation    28 Sec.                                   30 Seconds = 120 wph


Exposure
Operation   4 Sec.  13 Sec.   13 Sec.


                           6X More Alignment Data
                          + Full Wafer Height Map



SLIDE 22


Throughput ASML Twinscan AT:1100B


o        Which throughput number would you like   [wafers/hour]



-------------------------------------------------------------------------------
                                     Exposure dose mJ/cm2
-------------------------------------------------------------------------------
                                            10            20           30
-------------------------------------------------------------------------------
     Exposures                125           95            95           88
-------------------------------------------------------------------------------
        per                   109           97            97           90
-------------------------------------------------------------------------------
       wafer                   73          133           133          125
-------------------------------------------------------------------------------
                               63          140           140          130
-------------------------------------------------------------------------------





Industry average
tpt conditions



                                                       Scanspeed 320 mm/sec
                                                 Up to 25 alignment markers
                              Twinscan ~40% faster than single stage system




SLIDE 23

Outline


o        Introduction
o        Twinscan Roadmap
o        Dual stage technology
o        Productivity
o        Twinscan dual stage performance
o        Conclusion




SLIDE 24

Diagram omitted

TWINSCAN AT:1100B (ArF) - Imaging without RET

                       Binary Mask NA = 0.75, (sigma)o = 0.85, (sigma)i = 0.55


100 nm       300 nm TOK TArF 6063 resist          E: 23.6 mJ/cm2

             81 nm AR19 with 52 nm AQ6



                                   Focus
     <--------------------------            ----------------------------->
                                 0.6 (mu)m


                       Binary Mask NA = 0.75, (sigma)o= 0.89, (sigma)i = 0.65

90 nm      255 nm TOK TArF 6063 resist         E: 24 mJ/cm2
           81 nm AR19 with 52 nm AQ6               K1 = 0.35


                                   Focus
     <--------------------------            ----------------------------->
                                 0.6 (mu)m




SLIDE 25

Diagram omitted

TWINSCAN AT:1100B (ArF) - Imaging without RET


                       Binary Mask NA = 0.75, (sigma)o = 0.89, (sigma)i = 0.65

80 nm    255 nm TOK TArF 6063 resist                 E: 29.6 mJ/cm2
         81 nm AR19 with 52 nm AQ6                    K1 = 0.31



                                   Focus
     <--------------------------            ----------------------------->
                                 0.45(mu)m


o        80 nm Structures can be resolved without RET





SLIDE 26

Diagrams omitted

TWINSCAN AT:1100B (ArF) - CD Control

                           100 nm Isolated Lines


Intra-field performance                      Inter-field performance


 Horizontal lines   Vertical lines           Horizontal lines   Vertical lines

          CDUH = 2.6 nm                          FWCDUH   = 5.1 nm
          CDUV = 3.7 nm                          FWCDUV   = 5.9 nm

          CDUHV = 3.5 nm                         FWCDUHV = 5.7 nm




SLIDE 27

Graphs omitted

TWINSCAN  - Process Overlay


Poly 1 to STI (front-end)                  Metal 1 to Contact (back-end)





SLIDE 28


Outline


o        Introduction
o        Twinscan Roadmap
o        Dual stage technology
o        Productivity
o        Twinscan dual stage performance
o        Conclusion





SLIDE 29

Conclusion


o        Dual stage technology the standard for 300mm lithography

         o  Productivity

         o  Accuracy

         o  Extendibility

         o  Cost of ownership

o        ASML Twinscan ready today for 300mm volume manufacturing

o        ASML Twinscan well prepared for tomorrows volume manufacturing